FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

Name and Address of Company

Regalito Copper Corp. (the “Company”)
1550 – 625 Howe Street
Vancouver, British Columbia  V6C 2T6

ITEM 2.

Date of Material Change

April 3, 2006

ITEM 3.

News Release

A press release was issued by the Company on April 3, 2006 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

Summary of Material Change

The Company announced, together with Pan Pacific Copper Co. Ltd. (“PPC”), that the offer and take-over bid circular of PPC’s wholly owned subsidiary, PPC Canada Enterprises Corp., together with the Company’s directors’ circular, have been mailed to the shareholders of the Company in connection with PPC’s previously announced offer to acquire, through PPC Canada Enterprises Corp., all of the Company’s outstanding common shares.

ITEM 5.

Full Description of Material Change

The offer and take-over bid circular of PPC’s wholly owned subsidiary, PPC Canada Enterprises Corp. (the “Offeror”), together with the Company’s directors circular, have been mailed to the shareholders of the Company in connection with PPC’s previously announced offer to acquire, through the Offeror, all of the Company's outstanding common shares in a friendly, all-cash transaction for US$6.00 per common share, or a total of approximately US$137 million, on a fully diluted basis (the “Offer”).

The Board of Directors of the Company have determined unanimously that the consideration under the Offer is fair to the shareholders of the Company, and in the best interests of the Company and its shareholders. The Board has unanimously recommended that shareholders accept the Offer and deposit their common shares into the Offer.  Bear, Stearns & Co. Inc., delivered to the Special Committee of the Company its fairness opinion that, as of the date of such opinion and subject to the assumptions and limitations contained in such opinion, the consideration to be received by the shareholders pursuant to the Offer is fair, from a financial point of view, to the shareholders of the Company (other than those shareholders who have executed a lock-up agreement with the Offeror).

Certain officers, directors and major shareholders of the Company, representing 42% of the shares outstanding on a fully diluted basis, have entered into lock-up and support agreements with the Offeror under which they have agreed to tender their shares to the Offer and that they will not support any rival offer that represents less than a 5% premium above the Offer.

The Offer is subject to customary conditions including the acceptance by holders of at least two-thirds of the Company’s common shares (on a fully diluted basis), excluding shares held by the Offeror and its affiliates, and the receipt of necessary regulatory approvals.

The Offer will be open for acceptance until 4:30 p.m. (Vancouver Time) on May 9, 2006, unless extended or withdrawn.

ITEM 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

ITEM 7.

Omitted Information

No significant facts have been omitted from this report.

ITEM 8.

Executive Officer

Robert Pirooz, CEO

Phone: (604) 687-0407

ITEM 9.

Date of Report

April 7, 2006.